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SEC FILE NUMBER
333-1372989 to 333-1372989-10

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Full Name of Registrant
Brookshire Raw Materials (U.S.) Trust; Brookshire Raw Materials (U.S.) Core USD Fund Series; Brookshire Raw Materials (U.S.) Core CDN Fund Series; Brookshire Raw Materials (U.S.) Agriculture USD Fund Series; Brookshire Raw Materials (U.S.) Agriculture CDN Fund Series; Brookshire Raw Materials (U.S.) Metals USD Fund Series; Brookshire Raw Materials (U.S.) Metals CDN Fund Series; Brookshire Raw Materials (U.S.) Energy USD Fund Series; Brookshire Raw Materials (U.S.) Energy CDN Fund Series; Brookshire Raw Materials (U.S.) Accelerated Core USD Fund Series; Brookshire Raw Materials (U.S.) Accelerated Core CDN Fund Series

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
1000 Hart Road, Suite 210
Barrington, IL 60010

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
      Review of the annual report on Form 10-K by all appropriate parties has not been completed. The delay is not due to any current or potential findings of irregular activities or accounting matters.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary Sugar	(888)	877-2719
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brookshire Raw Materials (U.S.) Trust; Brookshire Raw Materials (U.S.) Core USD Fund Series; Brookshire Raw Materials (U.S.) Core CDN Fund Series; Brookshire Raw Materials (U.S.) Agriculture USD Fund Series; Brookshire Raw Materials (U.S.) Agriculture CDN Fund Series; Brookshire Raw Materials (U.S.) Metals USD Fund Series; Brookshire Raw Materials (U.S.) Metals CDN Fund Se ries; Brookshire Raw Materials (U.S.) Energy USD Fund Series; Brookshire Raw Materials (U.S.) Energy CDN Fund Series; Brookshire Raw Materials (U.S.) Accelerated Core USD Fund Series; Brookshire Raw Materials (U.S.) Accelerated Core CDN Fund Series
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	/s/ Stephen Z. Adams

Stephen Z. Adams
Chief Financial Officer